2828 N. Harwood Street

Suite 1800

Dallas, TX 75201-2139

214-922-3400

Fax: 214-922-3899

www.alston.com

Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

November 26, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Jennifer Gowetski

Special Counsel

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	OPC Residential Properties Trust, Inc. Form 10, Filed October 14, 2014 File No. 000-55293

Dear Ms. Gowetski:

This letter sets forth the response of our client, OPC Residential Properties Trust, Inc. (the “Company”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated November 12, 2014 regarding the Company’s Registration Statement on Form 10 (“Form 10”) filed on October 14, 2014. For your convenience, this response letter sets forth each of the Staff’s comments followed by the response thereto.

General

1.     Comment: Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If our comments are not addressed within this 60-day time period, and you have not withdrawn this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

Response: Acknowledged.

2.     Comment: Please provide us with support for all quantitative and qualitative business and industry data used in the Form 10. For example only, we note your disclosure starting on page 6 in the section “Industry Overview.” Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us, if true, that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Atlanta  •  Brussels  •  Charlotte  •  Dallas  •   Los Angeles  •  New York  •  Research Triangle  •  Silicon Valley  •  Washington, D.C.

Ms. Jennifer Gowetski

November 26, 2014

Response: The Company will provide the Commission with copies of all such materials in paper form under separate cover. The Company confirms that no third party data included in the registration statement was prepared for or commissioned by the Company or its affiliates.

Cautionary Note Regarding Forward-Looking Statements, page ii

3.     Comment: We note your disclaimer as to forward-looking statements and your reference to Section 21E of the Securities Exchange Act of 1934. Please note that you do not appear eligible for the safe harbor for forward-looking statements available under the Private Securities Litigation Reform Act because you are not currently a reporting company. Please revise your disclosure as appropriate.

Response: The Issuer has revised the disclaimer regarding forward-looking statements in response to the Staff’s comment.

Item 1. Business, page 1

Our Advisor, page 3

4.     Comment: We note that you will pay compensation to your Advisor, Pintar Investment Company (“Pintar”) and Vertical Real Estate Services, Inc. (“Vertical”). In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to these entities, break out the amounts paid pursuant to the asset management fee, any additional fees and the reimbursement provision.

Response: Acknowledged. The Company will include appropriate disclosure as required under Item 402 and Item 404 of Regulation S-K in future filings. No fees have been paid to Pintar or Vertical to date.

Our Operating Partners, page 3

5.     Comment: Please revise your disclosure to more specifically describe the experience of Pintar in acquiring and managing homes, including how long Pintar has been managing homes. In addition, please provide a general description of the properties managed by Pintar, including the states in which such properties are managed and how long such properties have been managed. Please similarly revise your disclosure regarding Vertical, as applicable.

Response: The Company has revised the disclosure on pages 3 and 4 in response to the Staff’s comment.

6.     Comment: We note that you intend to enter into a joint venture with Pintar and Vertical will serve as your property manager. Please file each of the agreements with Pintar and Vertical in accordance with Item 601(b)(10) of Regulation S-K or advise.

Response: The Company has filed a copy of the agreement with Pintar as an exhibit and will file the agreement with Vertical as exhibit to a future amendment to the Form 10 when it is available.

Ms. Jennifer Gowetski

November 26, 2014

Item 1A. Risk Factors, page 10

7.     Comment: Please add a risk factor to describe the risk that it may be difficult to terminate your advisory agreement even for poor performance as you may incur significant fees upon termination or advise.

Response: The Company has included the requested risk factor on page 29.

Item 5. Directors and Executive Officers, page 40

8.     Comment: Please ensure that you provide at least 5 years of experience for each executive officer, significant employee and director. For example only, please disclose Mr. Pascual’s experience from 2010 to 2013. Additionally, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Response: The Company has revised the disclosure on pages 40 and 41 in response to the Staff’s comment.

Investment Committee, page 44

9.     Comment: Please clarify the circumstances under which your advisor and investment committee must seek approval from your board of directors prior to making investments.

Response: The Company has revised the disclosure on page 45 in response to the Staff’s comment.

Note 2 – Summary of Significant Accounting Policies

Organizational and Offering Costs

10.   Comment: Please revise your disclosure to include your accounting policy for organization and offering costs. Reference is made to paragraph 720-15-25-1 of the FASB Accounting Standards Codification and SAB Topic 5A. In addition, please disclose the amount of organizational and offering costs incurred to date that are subject to reimbursement. If any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.

Response: The Company has revised the disclosure on page F- 7 and F-9 in response to the Staff’s comment.

Note 4 – Related Party Arrangements, page F-9

11.   Comment: As indicated elsewhere in your filing, we note you intend to enter into an advisory agreement to have your Advisor manage your day-to-day activities. To the extent the terms and conditions of the agreement has been determined, please disclose the significant terms related to these agreements. Expanded disclosures should include information related to fees and compensation.

Response: The Company has revised the disclosure beginning on page F-9 in response to the Staff’s comment.

Ms. Jennifer Gowetski

November 26, 2014

Should you have any further questions or need additional information, please do not hesitate to contact me at (214) 922-3412.

Sincerely,

/s/ Aaron C. Hendricson
Aaron C. Hendricson

cc:	Rosemarie A. Thurston, Alston & Bird LLP